UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On August 7, 2007, Husky Energy Inc. issued a press release announcing the signing of Heads of Agreement with each of PT Parna Raya, PT Inti Alasindo Energy and PT Perusahaan Gas Negara Tbk (PGN) for the sale of gas from the Madura BD Field in Indonesia. The press release is attached hereto as Exhibit A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ Donald R. Ingram
Donald R. Ingram Senior Vice President, Midstream & Refined Products

Date: August 8, 2007

EXHIBIT A

August 7, 2007

For immediate release

Husky Energy Signs Heads of Agreement for Sale of Madura BD Gas

Calgary, Alberta - Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. today announced the signing of Heads of Agreement (HOA) between Husky Oil (Madura) Ltd. and three separate companies for the sales of gas from the Madura BD Field in Indonesia. The agreements were signed with PT Parna Raya, PT Inti Alasindo Energy, and PT Perusahaan Gas Negara Tbk (PGN).

The HOA forms the basis of terms for the Gas Sales Agreement (GSA) which Husky is in the process of finalizing. Husky is also in the process of negotiating an extension to the Madura Strait Production Sharing Contract with the Government of Indonesia.

The Madura BD Field, located offshore East Java in Indonesia, is estimated to contain contingent resources of 515 billion cubic feet of natural gas and 23 million barrels of condensate. When development of the field is completed, production is estimated at 100 million cubic feet per day of sales gas and 6,500 barrels per day of condensate. The natural gas will be processed through a floating production unit and will flow via a 60 kilometre pipeline for delivery onshore to East Java. The gas will ultimately be sold to industrial customers in the East Java area and the condensate will be shipped to markets in South East Asia by shuttle tanker.

Husky Oil (Madura) Ltd., which is 100 percent owned by Husky Energy Inc., is the operator of the Madura Strait Production Sharing Contract and holds a 100 percent working interest in the project.

Husky Energy is a Canadian based, integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

Certain statements contained in this news release constitute forward looking statements or information (collectively, “forward looking statements”) within the meaning of applicable securities legislation. These forward looking statements relate to future events or Husky’s future performance. The use of any of the words “could”, “expect”, “believe”, “will”, “projected”, “estimated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward looking statements and are based on Husky’s current belief or assumptions as to the outcome and timing of such future events, and in this news release include Madura gas and condensate production and resource estimates. Actual future results may differ materially. Husky’s annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, uncertainties and other factors, such as drilling results, the receipt of regulatory approvals, changes in business plans and potential delays or changes in plans with respect to development projects or capital expenditures, that could influence actual results. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Cautionary note for U.S. investors - The SEC permits U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves that the company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. In this presentation, Husky refers to “probable reserves”, “possible reserves”, “discovered resources” and “contingent resources” which are inherently more uncertain than proved reserves and which the U.S. oil and gas companies are prohibited from including in reports filed with the SEC.

For further information, please contact:

Tanis Thacker Manager, Investor Relations Husky Energy Inc. (403) 298-6747